Exhibit 4.7

TERMINATION AGREEMENT

Between

DHT Management Pte. Ltd.
(“Employer”)

and

Svein Moxnes Harfjeld
(“Executive”)

Executive has been employed by Employer pursuant to an employment agreement of 20 December 2018 (the “Employment Agreement”). Executive and Employer have agreed that the Employment Agreement shall be terminated on the terms set out in this termination agreement (“the Agreement”).

All abbreviations in the Agreement shall, unless otherwise expressly stated herein, have the same meaning as in the Employment Agreement.

1	TERMINATION OF EMPLOYMENT

1.1	The Parties agree that Executive’s employment with Employer shall formally terminate at the end of business hours on 31 October 2019 (the “Termination Date”).

1.2	The Executive shall maintain and receive his salary and other benefits as set out in the Employment Agreement, up to and including the Termination Date.

2	MISCELLANEOUS

2.1	Executive confirms that he will not in any way dispute the termination of his employment with Employer and/or put forward any claims against Employer other than those set out in this Agreement.

2.2
Executive confirms that this is full and final settlement and that he is not entitled to any severance payment as set out in the Employment Agreement or otherwise as a result of the termination of employment with Employer.

2.3	All payments made under this Agreement are subject to normal tax deductions.

* * *

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date stated below.

Place, date:	Place, date:

/s/ Svein Moxnes Harfjeld
Svein Moxnes Harfjeld	DHT Management Pte. Ltd.